Exhibit 4.12

AMENDMENT NO. 2

TO THE

PUERTO RICO SAVINGS & INVESTMENT PLAN

(Restated Effective as of October 1, 2009)

THIS AMENDMENT NO. 2 to the Puerto Rico Savings & Investment Plan (the “Plan”), as amended and restated on October 1, 2009, is made and entered into the 6th day of September, 2012. The provisions of this Amendment shall be effective July 1, 2012, unless otherwise provided herein;

W I T N E S S E T H:

WHEREAS, Reynolds American Inc. (“RAI”) maintains the Plan for the benefit of eligible employees of its subsidiary R.J. Reynolds Tobacco (CI), Co.; and

WHEREAS, the RAI Employee Benefits Committee (the “Committee”), by actions taken on September 6, 2012, authorized amendments to the Plan to (i) add automatic escalation of pre-tax contributions, (ii) add a year-end true-up of matching contribution, (iii) eliminate in-service withdrawal of company contributions made on or after July 1, 2012, (iv) limit hardship withdrawals to 1 per year and a minimum of $2,500, (v) eliminate facts and circumstances test for hardship withdrawals and (vi) revise the principal residence loan repayment period provisions to be 180 months; and

WHEREAS, such action of the Committee further authorized the members of the Committee to perform any and all acts and execute any and all documents that they may deem necessary to effectuate the Committee’s resolutions;

NOW, THEREFORE, the Plan hereby is amended as follows:

1.

Section 2.02(b) of the Plan is hereby amended in its entirety to read as follows:

“(b)

If the Eligible Employee does not make the application contemplated in Section 2.02(a) prior to his Automatic Enrollment Date, such Eligible Employee shall become a Participant effective as of his Automatic Enrollment Date and shall be deemed to have (i) authorized payroll deductions for Pre-Tax Contributions in accordance with Section 3.01, equal to 6% of his Compensation and (ii) elected to invest such contributions in the Vanguard LifeStrategy Conservative Growth Fund, or such other fund as the Pension Investment Committee may designate. Effective for Eligible Employees hired or rehired on or after July 1, 2012, such percentage of Compensation shall be increased by one percentage point commencing on the first April 30 that is at least six (6) months following the Eligible Employee’s applicable Automatic Enrollment Date and on each April 30 thereafter; provided that such percentage shall not be increased above 10% of the Eligible Employee’s Compensation. Notwithstanding the foregoing, (i) any Pre-Tax Contributions made to the Plan in accordance with the preceding sentence that exceed of 6% of the Eligible Employee’s Compensation shall be considered Supplemental Pre-Tax Contributions and (ii) the Eligible Employee may at any time elect a different contribution percentage (including 0%) in accordance with Section 3.04 and/or different Investment Funds in accordance with Section 4.06.”

2.

Section 3.01 of the Plan is hereby amended to add the following new sentence at the end thereof:

“Notwithstanding the foregoing, unless a Participant who has a current election to contribute less than 6% of Compensation elects otherwise, effective for Participants hired or rehired on or after July 1, 2012, the percentage of Compensation contributed to the Plan on such Participant’s behalf as Pre-Tax Contributions pursuant to this Section 3.01 shall be increased by one percentage point commencing on the first April 30 that is at least six (6) months following the Eligible Employee’s applicable Entry Date and on each April 30 thereafter; provided that such percentage shall not be increased above 10% of the Participant’s Compensation. Notwithstanding the foregoing, any Pre-Tax Contributions made to the Plan in accordance with the preceding sentence that exceed of 6% of the Eligible Employee’s Compensation shall be considered Supplemental Pre-Tax Contributions.”

3.

Section 3.02 of the Plan is hereby amended to add the following new sentence at the end thereof:

“Notwithstanding the foregoing, unless a Participant who has a current election to contribute more than 6%, but less than 10% of Compensation elects otherwise, effective for Participants hired or rehired on or after July 1, 2012, the percentage of Compensation contributed to the Plan on such Participant’s behalf as Supplemental Pre-Tax Contributions pursuant to this Section 3.02 shall be increased by one percentage point commencing on the first April 30 that is at least six (6) months following the Eligible Employee’s applicable Entry Date and on each April 30 thereafter; provided that such percentage shall not be increased above 10% of the Participant’s Compensation.”

4.

Section 3.06 of the Plan is hereby amended to add a new Subsection (f) at the end thereof::

“(f)

Annual Make-Up Company Matching Contribution. In addition, the applicable Participating Companies shall make an annual make-up Company Matching Contribution on behalf of each Participant who is eligible for such contribution. A Participant is eligible for an annual make-up Company Matching Contribution for a Plan Year (i) if the Participant is an Employee on the last day of the Plan Year and (ii) the Participant varies the rate of his Basic Contributions during a

Plan Year and, as a result, fails to receive the full available Company Matching Contribution for the year. An eligible Participant shall be entitled to receive an annual make-up Company Matching Contribution to the extent required to ensure that such Participant receives the same rate of Company Matching Contribution for the Plan Year as any other similarly situated Participant with the same rate of Basic Contributions for such Plan Year. The annual make-up Company Matching Contribution received by any such eligible Participant for the Plan Year shall, however, be limited to the extent required to comply with the requirements of applicable law.”

5.

Section 8.02 of the Plan is hereby amended in its entirety to read as follows:

“8.02	Order of Withdrawal from Accounts. Effective as of July 1, 2012, withdrawals as described in Section 8.01 and subject to the rules of Section 8.03 shall be applied by the Committee against a Participant’s Accounts in the order and classification as follows:

Tax-Free Withdrawal: If applicable, the amount in his After-Tax Contribution Account that may be withdrawn on a tax-free basis.

Regular Withdrawal I: An active Participant may withdraw the value of his Rollover Contribution Account, and the vested value of his Company Contribution Account attributable to Company Contributions made to such Account prior to July 1, 2012; provided, that a Participant with less than 60 months of Plan participation may not withdraw Company Contributions that have been in the Plan for less than 24 months.

Regular Withdrawal II: An active Participant may withdraw the remaining value attributable to After-Tax Contributions in his After-Tax Contribution Account, the value of his Rollover Contribution Account, and the vested value of his Company Contribution Account attributable to Company Contributions made to such Account prior to July 1, 2012, subject to the following rules:

(a)	Participants with less than 60 months of Plan participation may not withdraw Company Contributions that have been in the Plan for less than 24 months.

(b)	As further provided in Section 8.03(e), if earnings and accretions on After-Tax Contributions that have been in the Plan for less than 24 months are withdrawn by a Participant with less than 60 months of Plan participation, the Participant will be suspended from receiving Company Matching Contributions for a period of 6 months.

Hardship Withdrawal: An active Participant who qualifies for a financial hardship as defined in Section 8.04 may make a withdrawal of his Accounts in the following order:

(i)	After-Tax Contributions.

(ii)	The value in his Rollover Contribution Account.

(iii)	The vested value of his Company Contributions Account attributable to Company Contributions made to such Account prior to July 1, 2012 and that have been in the Plan for over 24 months.

(iv)	The remaining vested value of his Company Contribution Account attributable to Company Contributions made to such Account prior to July 1, 2012.

(v)	The value of his Pre-Tax Contribution Account (excluding earnings and accretions thereon).”

6.

Sections 8.03(b) and 8.03(c) of the Plan are hereby amended in their entirety to read as follows:

“(b)	Excluding Hardship withdrawals, no more than one withdrawal may be made in any six-month period. Effective as of July 1, 2012, no more than one Hardship withdrawal may be made in any twelve-month period.

(c)	Excluding Hardship withdrawals, in no event may a Participant make a withdrawal in an amount less than $1,000, or the maximum amount available for withdrawal as a Tax-Free Withdrawal, Regular Withdrawal I or Regular Withdrawal II, if less. Effective as of July 1, 2012, in no event may a Participant make a Hardship withdrawal in an amount less than $2,500.”

7.

Section 8.04 of the Plan is hereby amended in its entirety to read as follows:

“8.04

Hardship Withdrawals. Financial hardship for purposes of Section 8.02 shall mean that a Participant requires a withdrawal of money for an immediate and heavy financial need. Effective as of July 1, 2012, a Hardship withdrawal will be considered to be necessary to satisfy the financial need if it does not exceed the sum of (i) the amount required to meet such need, and (ii) any amounts necessary to pay any federal, state or local income taxes or penalties reasonably anticipated as a result of the distribution. In addition, no hardship withdrawal shall be permitted unless the Participant has obtained all other currently available distributions (other than hardship distributions) and nontaxable loans available under this Plan or any other Affiliated Plan (including, without limitation, any qualified and non-qualified deferred compensation plan and any cash or deferred arrangement that is part of a cafeteria plan (other than mandatory employee contributions under a welfare plan or pension plan)). The Participant is prohibited from making Pre-Tax and After-Tax Contributions to the Plan (or any comparable contributions to any other plan maintained by the Company, including, without limitation, any non-qualified deferred compensation plan, any cash or deferred arrangement that is part of a cafeteria plan (other than mandatory employee contributions under a welfare plan or pension plan) and any stock option, stock purchase or similar plan) for a period of six-months after the Participant receives the hardship withdrawal. Purchase by a Participant of a primary residence, the need to prevent eviction or foreclosure on the primary residence of a Participant, postsecondary education tuition, related fees, or room and board for a Participant, or his Spouse, child or dependents for the next twelve months, and any non-reimbursed medical expense (within the meaning of PR Code Section 1023(aa)(2)(P)) of a Participant, his Spouse or dependents may generally be considered situations of heavy financial need, unless otherwise governed by law or regulation.”

8.

The first sentence of Section 8.06(c) of the Plan is hereby amended in its entirety to read as follows:

“The loan term shall not be for more than 60 months, except for the purchase of a primary residence, when the term can be for not more than 180 months.”

IN WITNESS WHEREOF, the undersigned member of the Committee has executed this Amendment No. 2 as of the day and year first written above.

RAI Employee Benefits Committee

By:	/s/ McDara P. Folan, III